ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 30, 2024	Kelsey Barrett T +1 312 845 1254 Kelsey.barrett@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Seamus O’Brien

Re:	TCW ETF Trust (the “Trust”) (File Nos. 333-249926 and 811-23617)

Dear Mr. O’Brien:

We are writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided telephonically on Tuesday, October 8, 2024, regarding Post-Effective Amendment No. 25 to the Trust’s registration statement on Form N-1A (the “Registration Statement”) relating to TCW Corporate Bond ETF (the “Fund”), which was filed with the Commission on August 23, 2024. The Staff’s comments are summarized below, and each is followed by the Trust’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

General

1.	Comment: Where a comment is made with respect to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response: The Trust acknowledges the Staff’s comment.

2.	Comment: We note that portions of the Registration Statement are incomplete. Please confirm that all bracketed language and any placeholders will be filled in prior to effectiveness.

Response: The Trust so confirms.

Summary Prospectus

3.	Comment: Please provide the Staff with a completed fee table for the Fund.

Response: The Trust respectfully refers the Staff to the completed fee table for the Fund included at Appendix A to this correspondence.

- 2 -	October 30, 2024

4.	Comment: Please provide the Staff with a completed expense example table for the Fund.

Response: The Trust respectfully refers the Staff to the completed expense example for the Fund included at Appendix B to this correspondence.

5.	Comment: The Staff notes that the first paragraph of the Principal Investment Strategies section provides that “[t]he term “bond” is interpreted broadly by the Adviser to include any instrument or security evidencing a promise to pay some amount rather than evidencing the corporate ownership of equity, unless that equity represents an indirect or derivative interest in one or more bonds.” Please explain supplementally how preferred shares would be treated under this definition.

Response: The Trust respectfully notes that preferred shares would count towards the 20% bucket (and not towards compliance with the Fund’s 80% test). The Trust notes that investments in the 20% bucket include the following instruments, as disclosed in the Principal Investment Strategies section: “In addition to corporate bonds, the Fund’s portfolio investments may include other fixed income securities issued by various U.S. and foreign public or private entities, including government bonds, notes, securities issued by government agencies, mortgage-related and asset-backed securities (including collateralized debt obligations, which in turn include collateralized bond obligations and collateralized loan obligations), U.S. and non-U.S. money market securities, municipal securities, preferred stock, common stock, warrants, swaps (including interest rate swaps, index-linked swaps, total return swaps and credit default swaps) and other derivatives (including currency and other futures, forward contracts and options), private placements and Rule 144A Securities. The Fund’s fixed income investments may have interest rates that are fixed, variable or floating.” See Comment 6 below for proposed revisions to this disclosure in response to Staff comments.

6.	Comment: The Staff notes that the third paragraph of the Principal Investment Strategies section includes disclosure that “the Fund’s portfolio investments may include other fixed income securities…” (emphasis added). Please confirm whether the referenced disclosure will be a principal investment strategy of the Fund. If not, please move the referenced disclosure and corresponding risk disclosure to Item 9.

Response: In response to the Staff’s comment, the Principal Investment Strategies section will be revised to read as follows, to clarify that the Fund’s investments in the noted instruments are part of its principal investment strategy:

~~In addition to corporate bonds, t~~  The Fund’s portfolio investments  ~~may~~ will, from time to time, include other fixed income securities issued by various U.S. and foreign public or private entities, including government bonds, notes, securities issued by government agencies, mortgage-related and asset-backed securities (including collateralized debt obligations, which in turn include collateralized bond obligations and collateralized loan obligations), U.S. and non-U.S. money market securities, municipal securities, preferred stock, common stock, warrants, swaps (including interest rate swaps, index-linked swaps, total return swaps and credit default swaps) and other derivatives (including currency and other futures, forward contracts and options), private placements and Rule 144A Securities. The Fund’s fixed income investments may have interest rates that are fixed, variable or floating.

- 3 -	October 30, 2024

7.	Comment: The Staff notes that in the sixth paragraph of the Principal Investment Strategies section, the disclosure states that “[t]he Fund may also seek to obtain similar or alternative market exposure to the securities in which it directly invests by instead using other investment techniques such as derivatives, repurchase agreements, reverse repurchase agreements and dollar rolls.” Please confirm supplementally whether the Fund may use investment techniques such as derivatives, repurchase agreements, reverse repurchase agreements and dollar rolls to meet the Fund’s 80% test. If true, please clarify the disclosure in the first paragraph of the Principal Investment Strategies section regarding investing in economic equivalents for purposes of Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response: See Comment 8 below.

Statutory Prospectus

8.	Comment: The Staff notes that in the first paragraph of the Principal Investment Strategies section, the disclosure states that “[t]he notional value of any corporate debt derivatives will count toward the 80% level specified above.” Please consider incorporating this disclosure in Item 4.

Response: The Trust confirms that the Principal Investment Strategies section will be revised to add the following:

The notional value of any corporate bond derivatives and other synthetic instruments that have economic characteristics similar to corporate bonds would count towards compliance with the 80% test specified above.

*                *                *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1254 or kelsey.barrett@ropesgray.com. Thank you for your attention to this matter.

Sincerely,

/s/ Kelsey Barrett

Kelsey Barrett

cc:	Brian McCabe
Jimena Smith

Appendix A

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.35%
Distribution and Service Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.35%

(1)	Estimated for the current fiscal year.

Appendix B

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$36	$113